UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)*

YuMe, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

98872B104
(CUSIP Number)

Jonathan Brolin 2 Depot Plaza Bedford Hills New York 10507 (914) 239-3117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98872B104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edenbrook Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,415,345

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

2,415,345

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,415,345

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.06%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	98872B104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Brolin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,415,345

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

2,415,345

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,415,345

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.06%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	98872B104

Item 1.	Security and Issuer.

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.001 (the "Common Stock"), of YuMe, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 1204 Middlefield Road, Redwood City, CA, 94063.

Item 2.	Identity and Background.

(a)-(c)
This Schedule 13D is being filed jointly by (i) Edenbrook Capital, LLC ("Edenbrook"), a New York limited liability company, as the investment manager to certain private investment funds, with respect to Common Stock owned by such private investment funds, and (ii) Jonathan Brolin ("Mr. Brolin"), a United States citizen and the principal of Edenbrook with respect to the Common Stock owned by such private investment funds (collectively, the "Reporting Persons").

Mr. Brolin's present principal occupation or employment is acting as a private investor.  The principal business address of Mr. Brolin and Edenbrook is 2 Depot Plaza, Bedford Hills, New York 10507. Mr. Brolin is the Managing Member of Edenbrook and, as such, is in the position to determine the investment and voting decisions made by Edenbrook.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $8,462,628.  The Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 4.	Purpose of Transaction.

Edenbrook Capital, LLC ("Edenbrook" or "the Reporting Persons") acquired the Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons acquired the Common Stock because they believed that the Common Stock reported herein, when purchased, represented an attractive investment opportunity.

The Reporting Persons have again increased the size of their position in the Issuer ("the Company") because they believe that despite significant business improvements, the market continues to materially undervalue the Issuer, and that the gap between price and value has widened considerably.  In an amended 13D filed by Edenbrook on September 14, 2016, the Reporting Persons stated that "we believe that the Company could be quarters away from a model that can deliver $20-25 million in EBITDA, and $30 million or more in the medium term."  Based on the strong operating performance exhibited by the Company in the past two quarters, including the best first quarter margin performance in Company history per the recent earnings call, Edenbrook believes that this path to success has been accelerated and that the Company can deliver $25-30 million in EBITDA as soon as this current calendar year.  Further, given the strong growth in the Company's programmatic and connected television related revenue, Edenbrook believes that the Company is on the cusp of reigniting revenue growth.  Such growth, when coupled with the Company's strong and expanding gross margins, should be additive to these profitability levels going forward.

The Company is now engaged in a strategic alternatives review process, and Edenbrook believes that the Company offers many attractive characteristics to a potential strategic buyer: 1) a profitable, cash generative business model; 2) a path to accretive growth; 3) a strong book of business amongst top customers; 4) robust gross margins; and, 5) a unique product offering in a secularly attractive industry, and proprietary data capture that allow the Company to deliver improved results for its customers.  Edenbrook believes that a business with these characteristics should be worth at least 8-10x EBITDA, or approximately $8.50-10.80 per share, 110%-170% above today's price, using the midpoint of the EBITDA range above and taking into account the $1.97 per share of cash on the Company's balance sheet.  As growth comes back and the cash continues to grow, the valuation should increase accordingly.  Private market transactions over the past year suggest even higher valuation potential.

As there were no questions on the Company's most recent earnings call on May 9, 2017, and there were no sell-side reports issued subsequently, Edenbrook believes that the significant improvements made by the Company in recent quarters continue to go underappreciated.  If the market continues to ignore the meaningful value being created by the Company, Edenbrook expects that the Board of Directors, through its strategic alternatives review process, will pursue a path that creates value for all shareholders.

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value.

The Reporting Persons continually evaluate their investment in the Common Stock and may in the future seek to acquire additional Shares or to dispose of all or a portion of the Common Stock beneficially owned by them. Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise.  In addition, the Reporting Persons may enter into hedging or derivative transactions with respect to the securities of the Issuer, including Common Stock beneficially owned by them. Any determination to acquire or dispose of securities of the Issuer will depend on a number of factors, including the Issuer's business and financial position and prospects, other developments concerning the Issuer, the price levels of the Common Stock, general market and economic conditions, the availability of financing and other opportunities available to the Reporting Persons.

Other than the above, The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)
As of the date hereof, (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 2,415,345 shares of Common Stock, constituting 7.06% of the shares of Common Stock, based upon 34,214,015 shares of Common Stock outstanding as of April 28, 2017, as set forth in the Quarterly Report on 10-Q for the quarterly period ended March 31, 2017 filed by the Issuer on May 10, 2017.

Edenbrook has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 2,415,345 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 2,415,345 shares of Common Stock.

Mr. Brolin has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 2,415,345 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 2,415,345 shares of Common Stock.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item is not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 2017
(Date)

Edenbrook Capital, LLC
By:	/s/ Jonathan Brolin
Jonathan Brolin, Managing Member

Jonathan Brolin
/s/ Jonathan Brolin

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated May 11, 2017, relating to the Common Stock, par value $0.001 of YuMe, Inc. shall be filed on behalf of the undersigned.

May 11, 2017
(Date)

Edenbrook Capital, LLC
By:	/s/ Jonathan Brolin
Jonathan Brolin, Managing Member

Jonathan Brolin
/s/ Jonathan Brolin

Exhibit B

Schedule of Transactions in Shares by Private Funds Advised by Edenbrook

Transaction Date	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price per Share
03/13/17	Common Stock	724		3.58
03/14/17	Common Stock	3,830		3.58
03/15/17	Common Stock	24,650		3.55
03/15/17	Common Stock	2,700		3.56
03/17/17	Common Stock	25,000		3.61
03/17/17	Common Stock	300		3.5567
03/30/17	Common Stock	13,000		3.9999
3/30/17	Common Stock	40,000		4.0000
4/5/17	Common Stock	300		3.97
4/6/17	Common Stock	5,700		3.9538
4/7/17	Common Stock	3,400		3.9488
4/10/17	Common Stock	2,600		3.93
4/11/17	Common Stock	2,500		3.9098
4/12/17	Common Stock	3,000		3.89
4/13/17	Common Stock	4,220		3.8664
4/18/17	Common Stock	500		3.85
4/27/17	Common Stock	15,000		4.1757
4/27/17	Common Stock	1,500		4.1587
4/27/17	Common Stock	8,700		4.1698
5/3/17	Common Stock	4,000		4.05
5/4/17	Common Stock	1,500		4.0000
5/4/17	Common Stock	4,500		4.0123
5/5/17	Common Stock	1,100		3.99
5/8/17	Common Stock	4,200		3.9592
5/8/17	Common Stock	1,000		3.96
5/8/17	Common Stock	3,069		3.949
5/9/17	Common Stock	2,100		3.9557
5/9/17	Common Stock	1,931		3.9537
5/9/17	Common Stock	1,741		3.9582
5/10/17	Common Stock	4,998		4.0989
5/10/17	Common Stock	237,000		4.1476

SK 27438 0001 7491075